UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
June 28, 2011
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Press Presse

Munich, Germany / Shanghai, June 28, 2011
Siemens expects continued growth in third quarter
Siemens expects new orders and revenue to increase again in the third quarter of fiscal year 2011. Driven by the major ICx order, new orders in the third quarter are expected to rise significantly year-over-year. The company also anticipates a clear increase in revenue compared to the same period a year earlier. Adjusted for the effect on profit of the Areva payment, net income from continuing operations is expected to be slightly above the prior-year level. “We’re continuing to invest strongly in innovation and the expansion of our global market footprint. Our growth expectations have come along in the third quarter,” said Siemens CFO Joe Kaeser at the Siemens Capital Market Day in Shanghai on Tuesday. As expected, first signs of easing growth in the second half are on the horizon — mainly due to tougher comps year-over-year. “The tailwind from the economic recovery is likely over. Now, increased efforts are required for continued growth,” Kaeser added.
New orders at Siemens are expected to significantly exceed the level of about €19.2 billion reached in the third quarter of fiscal 2010 and also exceed the level of some €20.7 billion reached in the strong second quarter of fiscal 2011. The portion of the order for ICx long-distance trains booked in May 2011, with a volume of roughly €3.7 billion, will have an extraordinarily positive effect on this development. Revenue will probably exceed the prior-year figure of €17.4 billion and stabilize at the level of about €17.7 billion reached in the previous quarter. Third-quarter volume growth and profit will be supported primarily by the Industry and Energy Sectors, while parts of Healthcare still have to deal with difficult competitive and technology conditions. Adjusted for the effect on profit of the Areva payment, net income from continuing operations in the third quarter is expected to be slightly above the level of the comparable prior-year quarter of around €1.4 billion.
In the middle of May 2011, an arbitral tribunal of the International Chamber of Commerce (ICC) issued a decision regarding the modalities of Siemens’ withdrawal from the nuclear technology joint venture Areva NP. As a result of this decision, Siemens had to pay Areva €648 million plus interest, after Siemens had realized a positive contribution to pre-tax profit of €1.52 billion in the second quarter of fiscal 2011 from the sale of its stake.
The above-stated estimates for new orders, revenue and net income do not include Siemens IT Solutions and Services (SIS), the Osram Division or the related effects on profit: these have been classified as discontinued operations since the second quarter of the current fiscal year. As a result, the comparable figures for the third quarter of fiscal 2010 and for the second quarter of fiscal 2011 have been temporarily calculated on a comparable basis. In the middle of December 2010, Siemens announced that it was selling Siemens IT Solutions and Services to Atos Origin. At the end of March, Siemens announced its intention to publicly list the Osram Division in the fall of 2011.
Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. For over 160 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. The company is the world’s largest provider of environmental technologies. More than one-third of its total revenue stems from green products and solutions. In fiscal 2010, which ended on September 30, 2010, revenue from continuing operations (excluding Osram and Siemens IT Solutions and Services) totaled €69 billion and net income from continuing operations €4.3 billion. At the end of September 2010, Siemens had around 336,000 employees worldwide on the basis of continuing operations. Further information is available on the Internet at: www.siemens.com.

This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancelling recognized orders, of prices declining as a result of adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the U.S. dollar and the currencies of emerging markets such as China, India and Brazil), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating obligations for pension plans and similar commitments may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and other post-employment benefit plans. Any increase in market volatility, deterioration in the capital markets, decline in the conditions for the credit business, uncertainty related to the subprime, financial market and liquidity crises, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with: disposing of business activities, certain strategic reorientation measures; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions, implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time resulting for example from natural disasters; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG	Media Relations: Alexander Becker
Corporate Communications and Government Affairs	Telephone: (+49 89) 636-36558
Wittelsbacherplatz 2, 80333 Munich	E-mail: becker.alexander@siemens.com
Germany	Siemens AG

Reference number: AXX201106.70e	Wittelsbacherplatz 2, 80333 Munich

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: June 28, 2011	/s/ Dr. Jochen Schmitz
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/s/ Dr. Stephan Heimbach
	Name:	Dr. Stephan Heimbach
	Title:	Corporate Vice President Corporate Communications and Government Affairs